SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 3)*

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0474L106

(CUSIP Number)

HEALIOS K.K.

World Trade Center Bldg. 15F

2-4-1 Hamamatsucho

Minato-ku, Tokyo 105-6115, Japan

Attn: General Manager of Financing and Accounting Division

Randy S. Laxer, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Jeffrey Bell, Esq. Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 (212) 468-8000

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting persons: HEALIOS K.K.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 16,000,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9.4%(1)
(11)	Aggregate amount beneficially owned by each reporting person: 16,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4%
(14)	Type of reporting person: CO

(1)

Based on 165,829,189 shares of Common Stock (as defined below) outstanding as of March 20, 2020, per a notification received by Healios from the Issuer dated March 24, 2020, and the 4,000,000 shares exercised by Healios pursuant to its Warrant, as further described in Item 4 below.

(1)	Name of reporting persons: Tadahisa Kagimoto(2)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 16,000,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9.4%(3)
(11)	Aggregate amount beneficially owned by each reporting person: 16,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 9.4%
(14)	Type of reporting person: IN

(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock (as defined below) solely through his interest in HEALIOS K.K.
(3)

Based on 165,829,189 shares of Common Stock outstanding as of March 20, 2020, per a notification received by Healios from the Issuer dated March 24, 2020, and the 4,000,000 shares exercised by Healios pursuant to its Warrant, as further described in Item 4 below.

Explanatory Note:

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”) and as further amended pursuant to Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”). The Initial Statement, as amended by the First Amendment and as further amended by the Second Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction

The section “Warrant” under Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The Warrant is comprised of three separate tranches, one of which was exercised and the other two of which have expired, as follows:

•

For up to 4,000,000 shares of Common Stock, initially exercisable during the period starting on the later of (i) the date on which the Collaboration Agreement was entered into and (ii) the date on which a $10,000,000 payment from Healios to Athersys, previously held in escrow as contemplated by the LOI and by a separately executed escrow agreement, was released to Athersys, through September 1, 2020. Under the First Warrant Amendment, Healios’s satisfaction of its first payment obligation under the Collaboration Agreement also became a condition to the exercisability of this tranche. The exercise price for such shares is the greater of $1.76 and 110% of the average closing price per share of Common Stock for the 10 trading days immediately preceding (but not including) the date the Warrant is exercised (the “Reference Price”).

As noted above, Healios and ATHX entered into the Collaboration Agreement on June 6, 2018, the $10,000,000 payment that had been previously escrowed was released to Athersys on June 1, 2018, and Healios’s first payment obligation under the Collaboration Agreement has been satisfied. Accordingly, this first tranche of the warrant became fully exercisable, and, on March 26, 2020, was exercised, resulting in Healios’s acquisition of 4,000,000 shares of Common Stock for $1.76 per share (an aggregate exercise price of approximately $7,040,000).

•

For up to 6,000,000 shares of Common Stock, initially from and following the date on which Healios makes its initial payment under the Collaboration Agreement, and pursuant to the First Warrant Amendment additionally conditioned on Healios and Athersys entering into either (i) a license for Healios to use Athersys’s or its affiliates’ intellectual property rights relating to MultiStem products in China or (ii) an option agreement for such license, in either case by September 1, 2018 (the “China License Condition”). Upon vesting, this tranche of the warrant may be exercised as follows:

Term	Acquirable Shares	Exercise Price
Jun. 1, 2018 – Dec. 31, 2018	Up to 1,500,000 shares of Common Stock	$2.50 per share
Sept. 1, 2018 – Mar. 31, 2019	Up to 1,500,000 shares of Common Stock	$2.75 per share
Jan. 1, 2019 – Jun. 30, 2019	Up to 1,500,000 shares of Common Stock	$3.00 per share
Apr. 1, 2019 – Sept. 30, 2019	Up to 1,500,000 shares of Common Stock	$3.25 per share

As noted above, Healios and Athersys entered into the Collaboration Agreement and Healios made its initial payment thereunder. However, the China License Condition was not satisfied. Accordingly, this second tranche never became exercisable and has expired.

•

For up to 10,000,000 shares of Common Stock, initially from and following the date on which Healios makes its initial payment under the Collaboration Agreement, and pursuant to the First Warrant Amendment additionally conditioned on the China License Condition. Upon vesting, this tranche of the warrant may be exercised as follows:

Term	Exercise Price
Jun. 1, 2018 – Aug. 31, 2018	Greater of $2.50 per share and the Reference Price
Sept. 1, 2018 – Nov. 30, 2018	Greater of $2.75 per share and the Reference Price
Dec. 1, 2018 – Feb. 28, 2019	Greater of $3.00 per share and the Reference Price
Mar. 1, 2019 – May 31, 2019	Greater of $3.25 per share and the Reference Price
Jun. 1, 2019 – Aug. 31, 2019	Greater of $3.50 per share and the Reference Price
Sept. 1, 2019 – Nov. 30, 2019	Greater of $3.75 per share and the Reference Price
Dec. 1, 2019 – Feb. 29, 2020	Greater of $4.00 per share and the Reference Price
Mar. 1, 2020 – Sept. 1, 2020	Greater of $4.25 per share and the Reference Price

As noted above, Healios and Athersys entered into the Collaboration Agreement and Healios made its initial payment thereunder. However, the China License Condition was not satisfied. Accordingly, this third tranche never became exercisable and has expired.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) are hereby amended and restated in their entirety to read as follows:

(a)-(b) As of April 2, 2020:

•

Healios may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 16,000,000 shares of Common Stock, representing approximately 9.4% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

•

Mr. Kagimoto may be deemed, solely through his interest in Healios, to have (i) beneficial ownership (within the meaning of Rule 13-d3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock identified in the response pertaining to Healios immediately above, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

•

Mr. Gregory A. Bonfiglio may be deemed to have (i) beneficial ownership (within the meaning of Rule 13-d3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 922,156 shares of Common Stock, representing approximately 0.5% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2020

HEALIOS K.K.

By:	/s/ Hardy TS Kagimoto
Name: Hardy TS Kagimoto Title: Chairman & CEO

By:	/s/ Hardy TS Kagimoto
Name: Hardy TS Kagimoto